Exhibit 99.4

Archer Limited (ARCHER) Second Quarter 2011 Results

Second Quarter Highlights

•	Second quarter revenue of $ 459.9 million

•	Second quarter EBITDA of $ 68.8 million. Non GAAP operating EBITDA at $ 75.3 million, excluding $ 4.1 million of merger related costs and $ 2.3 million stock based compensation

•	Net income for the quarter of $ 1.3 million including $ 4.1 million of merger related costs

•	Net interest bearing debt at the end of the second quarter 2011 at $ 630.5 million

•	Signed first contract for our Emerald Modular Rig with Shell Todd Oil Services in New Zealand

•	Archer started well service operations in 3 new countries, Indonesia, China and Australia in Q2

•	Subsequent to Q2, Archer completed the acquisition of Great White Energy Services for USD 630 million on a cash and debt free basis.

Financial Statements

Second quarter Operating Results

Revenue reported for the second quarter of 2011 amounted to $ 459.9 million, compared to pro forma first quarter 2011 revenue of $ 420.0 million.

Second quarter Non GAAP Operating EBITDA, adjusted for merger and acquisition related charges of $ 4.1 million, such as legal and professional fees, severance and merger related compensation cost as well as $ 2.3 million stock based compensation costs, totalled $ 75.3 million, an improvement of 23% over the first quarter 2011.

In comparison, first quarter 2011 pro forma EBITDA, including 2 months of activity in January and February for Allis-Chalmers and adjusted for $ 23.5 million of charges related to merger and acquisitions, amounted to $ 61.2 million.

Second Quarter 2011 Operating Results (GAAP)

Consolidated revenue in the second quarter 2011 was $ 459.9 million compared to $ 293.2 million in the first quarter 2011, representing an increase of 56.9%.

Depreciation and amortization expenses for the second quarter 2011 were at $ 37.3 million, compared to $ 19.3 million in the first quarter 2011. The increase is related to a full quarter with Allis-Chalmers included and additional amortization as a result of the purchase price allocation for Allis-Chalmers amounting to $ 2.1 million for the quarter.

Net Financial Items of $ (23.7) million in the second quarter 2011 compared to $ (18.4) million in the first quarter 2011. Interest expenses amounted to $ 12.9 million, compared to $ 7.1 million in the first quarter of 2011 as a result of higher interest bearing debt assumed through the merger with Allis-Chalmers. Other financial items amounted to $ (13.4) million compared to $ (11.5) million in the first quarter 2011. As in the previous quarter the items are mainly due to unrealized inter company foreign exchange movements.

EBITDA for the second quarter 2011 amounted to $ 68.8 million including $ 4.1 million of merger and acquisition costs related to the merger with Allis-Chalmers and acquisition of Gray and Universal Wireline and $ 2.3 million of stock based compensation costs.

Comparison of Six Months Ended June 30, 2011 and 2010

Our revenue for the six months ended June 30, 2011 was at $ 753.1 million, an increase of 127.5% compared to $ 331.1 million for the six months ended June 30, 2010. Both Operating Segments reported increased revenue, with Drilling Services revenue reporting an increase of 110.7% to $ 576.6 million for the six months ended June 30, 2011 compared to $ 273.7 million for the six months ended June 30, 2010 due to additional revenue contributed by Allis Chalmers, higher rig rates in Argentina and Bolivia and increased utilization of our equipment and improved pricing. Revenue for Well Services increased 206.6% to $ 176.5 million for the six months ended June 30, 2011 compared to $ 57.6 million for the six months ended June, 2010 due to additional revenue contributed by Allis Chalmers, Gray Wireline and Universal Wireline and we also experienced solid growth in Oil Tools.

Drilling Services

Drilling Services revenue of $ 359.2 million increased by $ 141.8 million or 65.2% compared to last quarter mainly as a result of the additional revenue contributed by Allis-Chalmers for a full three months period compared to one month in the first quarter. Land Drilling revenue included negotiated retroactive price adjustments, to cover for increased compensation costs as well as high inflation for a total of $ 6.7 million. This was partly offset by a loss of revenue in the month of April as a result of strikes in Argentina. Platform Drilling reported a revenue increase from additional services sold during the quarter and the Rental and Tubular Division benefited from an increase in utilization as drilling activity increased in the United States and also due to further international expansion.

Drilling Services EBITDA of $ 47.4 million increased 137.6% compared to the first quarter in 2011, mainly through the addition of Allis-Chalmers businesses. Additional services and rate increases in Platform Drilling contributed to the solid performance during the quarter. With the increase in drilling activity overall including the slow return in the Gulf of Mexico, Rental and Tubular enjoyed higher sales with little additional costs, leading to improved margins for the quarter. Retroactive price increases for Land Drilling in Argentina were partially offset by increased compensation and other costs as well as strike and equipment related downtime. Restructuring of our land drilling activity in Brazil continued during the second quarter but showed some early improvements in results.

Well services

Well Services revenue of $ 100.8 million increased by $ 25.1 million or 33.1% compared to the last quarter as a result of the additional revenue contributed by Allis-Chalmers for a full three months period compared to one month in the first quarter. Increased land drilling activity in most major land basins in the United States led to higher Cased Hole Wireline and Perforating business similar to activity levels seen during 2008. The increased focus of our customers for well integrity issues led to higher sales for VMBTM gas tight plugs compared to the previous quarter. International Wireline experienced a temporary slowdown in revenue, as a result of both delayed jobs and a switch to alternate conveyance methods in the North Sea during the second quarter.

Well Services EBITDA of $ 21.6 million improved 21.3% compared to the first quarter with the addition of Allis-Chalmers businesses to the product portfolio. Increased margins at Oil Tools and Gray Wireline as a result of higher sales contributed to the improved performance. Higher manufacturing throughput and increased pricing in American Well Control, our Division for Fracturing-Valves, resulted in margin improvements for this quarter. This was offset by delayed jobs in the North Sea for International Wireline as well as increased maintenance costs in our production division.

Cash flow

Cash and cash equivalents, excluding restricted cash, totalled $ 42.9 million at the end of the second quarter 2011, compared to $ 101.3 million at the end of March. The repayment of $ 45 million on the Archer $ 550 million multi-currency term and revolving facilities as well as activity related increase in working capital and capital expenditures of $ 29.1 million explain the overall reduction in cash on hand. Total Net interest bearing debt at the end of the second quarter 2011 was $ 630.5 million compared to $ 619.8 million last quarter.

In November 2010, Archer executed a five-year $ 550 million multi-currency term and revolving facilities agreement with a syndicate of banks. The purpose of this facility is to finance existing operations and opportunistically redeem outstanding debt. At the end of the second quarter 2011 a total of $ 207.3 million has been drawn down.

Share capital

A total of 442,798 fully paid shares have been issued during the second quarter in connection with option exercises. A total of 323,444,002 fully paid shares of par value $2.00 each were issued and outstanding as of June 30, 2011. In addition, a total of 12,397,239 options were outstanding as of June 30, 2011.

A detailed reconciliation between GAAP results, non GAAP measures and pro forma results has been provided in the appendix to this quarterly report.

Archer Operational Comments to the Quarter Report

Operational Highlights

As activity levels are increasing in North America and internationally, we remain focused on delivering all our services and products at the best possible quality to our customers. We have also made significant progress during this quarter integrating all businesses in the Archer family. These efforts have already contributed to the second quarter results and are expected to accelerate in the coming months.

We were able to improve our safety performance during this quarter with only two recordable incidents, which is an improvement of 67 % or 6 recordable incidents compared to the previous quarter. This clearly demonstrates our commitment to safety for or employees, customers and contractors.

North America

On June 2nd we started operations on a land drilling contract for Chesapeake in the Eagle Ford shale. This six-month contract requires for the provision of drilling services and represents a price increase of 1% compared to the rate achieved in the previous contract.

Directional Drilling received a letter of recognition from a large independent operator commending us for outstanding performance of our directional drilling crews in the Rockies.

With the slow, but steady return of drilling activity to the Gulf of Mexico we have seen a consistent increase of utilization in our Rentals division, predominantly for drill pipe, but also for other auxiliary equipment.

All divisions experienced growing activity levels during the second quarter as the average Baker-Hughes rig count in the United States grew by 6.6% compared to the previous quarter. Another trend benefiting our revenue is the fact that more rigs moved from gas shale to the Eagle Ford oil rich shale in South and West Texas. As a consequence we are starting to see improved pricing in several of our divisions. We believe that pricing will continue to improve, not only as a result of the strong demand for our services but also to recover increased costs for personnel, fuel, equipment and spare parts.

During this quarter we started operations in our new Fracturing-valve repair facility in Pennsylvania, improving the turn-around of repairs and maintenance, which add significant benefits to our customers in that region. This new facility also frees up capacity in our main manufacturing site and thus helps to improve lead times for the delivery of new Fracturing-valves.

The slow return of the deep water drilling activity in the Gulf of Mexico, combined with increasing concerns from E&P companies on well integrity issues post Macondo, is having a positive impact on our Oil Tools division. More clients are now looking at the unique gas-tight "zero-bubble" features of our VMB TM plugs and Cflex TM products. These products are already standard in the North Sea and have now been certified by various major operators for their upcoming deep water operations in the Gulf of Mexico. The first VMB job was performed in June 2011.

Latin America

Our Land Drilling division in Argentina reported improved results after reaching an agreement for retroactive price increases to recover the effect of high labor and fuel cost inflation. This was partly offset by lower drilling activity as drilling operations were negatively affected by strikes and road blockages of non-oilfield unions. During the quarter we performed the first successful operation with our patented TriTrakTM motor in Argentina, maintaining verticality of the wellbore and improving rates of penetration. We expect to drill at least four more wells using this technology to prove this concept in Argentina. In Brazil we started operations for Petra, drilling an exploration well in the Sao Francisco basin in the state of Minas Gerais.

Our Rental division has started to rent both drill pipe and handling tools to different customers in  Peru, Bolivia and Colombia, which helped to further improve the utilization of our equipment.

Europe and Africa

ConocoPhillips invited the entire service industry to provide technical solutions for its challenges in the Ekofisk field. Out of a total of 10 awarded projects, ConocoPhillips selected 3 from Archer. These 3 projects will be part of ConocoPhillips technology support portfolio and include plug and abandonment with our Modular Rig technology, the development of sensors for Archer's C6 Cable and side view SPACETM with penetration beyond casing. ConocoPhillips will provide funding for these projects and is collaborating with Archer to develop the most effective for the Ekofisk field.

During the quarter Marathon commended Archer for its safety performance in Platform Drilling in the North Sea. Marathon also used an Archer rig as a model for safety performance in its internal magazine, highlighting the fact that Archer has achieved a total of 44 years without a lost time incident across the four Brae field platforms operated by Archer.

Our Engineering division is facing operational challenges, including a requirement for some re-work and project delays on a large engineering project in the North Sea.

Oil Tools made significant progress in the UK North Sea by introducing and operating the VMBTM plug for multiple customers during the quarter. We also received our first order for CflexTM in the UK sector of the North Sea, which will be deployed during the second half 2011. Additional VMBTM plugs were also shipped to Azerbaijan during the quarter for a major operator.

In the Norwegian sector the North Sea we experienced a slow down of our logging and intervention operations during the quarter due to seasonal platform shut-downs for our major customers

Middle East and Asia

As highlighted we were awarded a contract for the Emerald, our offshore modular rig with Shell Todd in New Zealand. The contract has an initial duration of 120 days with extension possibilities for 675 days with enhanced pricing. The rig will undergo final inspections and start mobilizing to New Zealand during the third quarter with start of operations in first half of 2012.

Rig Inspection Services activity, which is part of our Engineering division, has increased significantly during the quarter, driven by a combination of reactivation programs for stacked rigs as well as enhanced demands on structural integrity. Archer's Integrated Asset Management offering, which is a proactive system to improve maintenance and performance of the drilling units, has been introduced to a wide base of clients in the region with very positive feedback.

During the second quarter we introduced Archer's well integrity diagnostic services, LeakPointTM and SandPointTM, in to four new countries in Asia, performing operations for customers in China, Thailand, Malaysia and Indonesia. With the accuracy of the measurements the tools provide and the resulting ability to find small leaks not detectable by traditional methods, customers are increasingly requesting our tools to be provided on a permanent basis.

Outlook

Market demand for Archer's products and services continued to improve in the second quarter of 2011 and has held up despite the latest turmoil in the financial markets. Activity continues like in Q2.

The Baker-Hughes rig count went up 6.6 % in second quarter and continues its upward trend in Q3.

Oilfield services pricing has been improving in the United States, in South America and in South East Asia in the period January through June of 2011, while slower improvements of pricing is seen in the rest of the world. In the USA we expect little impact on pricing levels as long as the WTI oil price stays above $ 65Ibarrel. The change in US land activity is driven by increased service intensity as a result of longer horizontal wells, more stages per well, and larger fracturing jobs. In the United States there are more than 3,000 wells drilled but not yet completed, perforated and fractured. We expect the prices to be stable in the USA in the near term. The increased service intensity in the USA will result in higher demand and higher revenue per well.

The world's production wells continue to need more and more service.

Drilling Services

An additional rig for Apache in Argentina drives Drilling Services growth as well as improved pricing secured with all clients in Argentina. Restructuring efforts in Drilling Services onshore in Brazil was completed during the second quarter.

Activity on the North Sea drilling platforms is constantly increasing, Archer has introduced additional services and the platform drilling business continues to build long-term backlog for the company.

Slower activity is seen in our Engineering business and the completion of a major contract may affect the result negatively in this business.

The Emerald modular rig has been delivered, and a contract signed with Shell in New Zealand to start in the first half of 2012.

Our Rental business improved utilization in Q2 and we see a positive trend going forward in utilization.

Well Services

The ensuing recovery of drilling activity in the Gulf of Mexico will increase demand for our rental equipment, suspension plugs and cementing technology in the second half of this year. In Q2 we ran the first VMBTM plug operation in GOM and we have received orders for the first CflexTM for wells to be drilled in deep water in 2nd half of 2011 in the Gulf of Mexico. VMBTM suspension plug orders were also received from Azerbaijan, Australia and United Kingdom, showing international demand is increasing for this unique and highly differentiated technology.

Boosted by the acquisition of Great White Energy, the company expects to record strong growth in services provided to the unconventional oil and gas market including fracturing, coil tubing, directional drilling, snubbing and wireline. Synergies with existing Archer services like Wireline and Rentals are expected. Great White Energy is expected to deliver $ 120 million in EBITDA in 2011.

The revenue split for Archer between USA and the rest of the world will be 46% from USA and 54% from international operations in the rest of 2011.

Based on the developments above, the company expects to continue to deliver EBITDA growth in the coming quarters assuming a world-wide recession does not start in the near future.

Archer's Board of Directors remains optimistic about the demand for drilling and well services in the coming quarters and the long-term prospects for the company.

Strategy

Archer is the well company: a global oilfield service provider specialising in drilling services and well services.

We plan to grow Archer through a combination of organic and acquisitive growth. Organic growth is achieved by investment in additional equipment, increased personnel and by offering our services in a new geographical region. We continue to look at acquisitions in technology and geographical footprint. New services and technology will be marketed through our global network of operational offices.

Our focus over the next 2 years is to build our global organisation through both acquisitions and organic investment. Focus areas for rapid expansion are Africa, Middle East and South East Asia. We plan to take services like Coil Tubing, Fracturing and Pumping and Directional drilling overseas into South America, Middle East and Asia.

The production wells of the world require a range of mechanical services on a regular basis, scale removal, safety valve replacement, cement evaluation, cased hole logging services, well integrity services and inspections, which our portfolio includes.

Combined with drilling services, we are planning to offer an experienced work force to assist customers with more flexible and efficient crews at the well; this will reduce the cost of providing services.

Subsequent Events

Partial Redemption of Allis-Chalmers Energy Inc. 9.0% Senior Notes, due 2014

On July 18, 2011 Archer Limited redeemed $ 125 million of the Allis-Chalmers Energy Inc. 9.0% Senior Notes, due 2014. The notes were redeemed at a redemption price of 102.250% of the outstanding aggregate principal amount of the notes, plus accrued and unpaid interest and Liquidated Damages (as defined in the Indenture). The redemption was financed through the existing $ 550 million Credit Facility.

First contract for the Archer Emerald Modular Rig with Shell Todd Oil Services in New Zealand

On July 27, 2011 Archer announced the agreement with Shell Todd Oil Services ("STOS") for the provision of the drilling modular rig and services for the modular rig Archer Emerald ("the Emerald").

The mobilization will take place in the first half of 2012 and modular rig will operate in New Zealand on the Maui A offshore platform.

The total contract value, including mobilisation, demobilization and options for contract extensions, is USD 45 million.

Acquisition of Great White Energy Services Inc.

On August 24, 2011 the Company completed the acquisition of all the operating companies of Great White Energy Services a company formed by Wexford Capital LP, in a transaction valued at USD 630 million on a cash and debt free basis.

The company has secured financing for this transaction through a combination of long term debt and a bridge facility due on December 31, 2011. The company will optimize the refinancing of the bridge facility through shareholder loans, subordinated debt, unsecured bond financing, equity or a combination thereof.

Great White Energy provides industry-leading pressure control including coil tubing and snubbing services, directional drilling, and pressure pumping including fracturing and nitrogen services. Its operations are primarily focused on the U.S. onshore unconventional resource plays, primarily with an oil and liquids focus. Great WhiteMs services are targeted at drilling and completing the horizontal wells that are critical in increasing the ultimate recovery in unconventional basins. Great White operates 13 service centers strategically located around the unconventional plays in Michigan, Oklahoma, Texas, West Virginia, Colorado, Arkansas and Wyoming and are highly complementary to ArcherMs existing locations with minimal overlap and integration risk. ArcherMs new pressure pumping division and its expanded pressure control divisions will be headquartered in Oklahoma City.

Archer management believe that the combination of Archer and Great White is highly complementary and will provide a complete service offering in the fast growing unconventional oil and gas market servicing all major unconventional resources in the United States.

August 24, 2011
The Board of Directors Archer Limited
Hamilton, Bermuda

Questions should be directed to:
Jorgen Peter Rasmussen, Chief Executive Officer, Archer Management Limited
Christoph Bausch, Chief Financial Officer, Archer Management Limited
Lars Bethuelsen, Investor Relations, Archer Management AS

Cautionary Statement Regarding Forward-Looking Statements

In addition to historical information, this press release contains statements relating to our future business and or results. These statements include certain projections and business trends that are "forward-looking" within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Archer Limited, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements preceded by, followed by or that include the words "estimate," "plan," project," "forecast," "intend," "expect," "predict," "anticipate," "believe," "think," "view," "seek," "target," "goal," or similar expressions; any projections of earnings, revenues, expenses, synergies, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including integration and any potential restructuring plans relating to the merger; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing.

Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ materially from projected results as a result of certain risks and uncertainties. Further information about these risks and uncertainties are set forth in our most recent filing on Form 20-F (including, without limitation, those described under Item 3.D. "Risk Factors") and in our other filings with the United States Securities and Exchange Commission. These forward-looking statements are made only as of the date of this press release. We do not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.